Exhibit 12.13

Entergy Texas, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	Ended June 30,

	2013	2012
	(Dollars in Thousands)
Fixed charges, as defined:
Total Interest Charges	$46,332	$47,264
Interest applicable to rentals	964	1,375

Total fixed charges, as defined	$47,296	$48,639

Earnings, as defined:

Net Income	$11,875	$17,948
Add:
Provision for income taxes	10,323	13,565
Fixed charges as above	47,296	48,639

Total earnings, as defined	$69,494	$80,152

Ratio of earnings to fixed charges, as defined	1.47	1.65